Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-4 of our report dated September 10, 2009, relating to the consolidated financial statements of Coari Participações S.A. (“the Company”), which report express an unqualified opinion on the consolidated financial statements and include explanatory paragraphs referring to (1) the existence of differences between Brazilian accounting practices and accounting principles generally accepted in the United States of America and (2) plans for a corporate restructuring that will involve the exchange of Brasil Telecom’s shares for shares of the Company, as well as the merger of the Company into its parent company, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, December 7, 2009